SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Allied World Assurance Company Holdings, AG

(Name of Issuer)

Ordinary shares, par value CHF 4.10 per share

(Title of Class of Securities)

H01531104

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

July 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADIAN

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person IN

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1109519 ONTARIO LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person CO

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BRITISH COLUMBIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person CO

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 810679 ONTARIO LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person CO

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person CO

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1102952 B.C. UNLIMITED LIABILITY COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BRITISH COLUMBIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person CO

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS (SWITZERLAND) GMBH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person CO

CUSIP No. H01531104		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX (SWITZERLAND) GMBH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 82,845,778

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 82,845,778

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,845,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 94.6%

14	Type of Reporting Person CO

Item 1.                                      Security and Issuer.

The class of securities to which this statement relates is the ordinary shares of Allied World Assurance Company Holdings, AG (“Allied World”), par value CHF 4.10 per share (the “Shares”). The address of the principal executive office of Allied World is Gubelstrasse 24, Park Tower, 15th Floor, 6300 Zug, Switzerland.

Item 2.                                      Identity and Background.

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.              V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

2.              1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

3.              The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3;

4.              810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

5.              Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business address and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

6.              1102952 B.C. Unlimited Liability Company (“Canada Sub”), an unlimited liability company organized under the laws of British Columbia, is a holding company. The principal business address and principal office address of Canada Sub is 1600-925 West Georgia Street, Vancouver, British Columbia V6C 3L2;

7.              Fairfax Financial Holdings (Switzerland) GmbH (“FFH Switzerland”), a limited liability company incorporated under the laws of Switzerland, is a holding company. The principal business address and principal office address of FFH Switzerland is c/o LacMont AG, Hofstrasse 1a, 6300 Zug, Switzerland; and

8.              Fairfax (Switzerland) GmbH (“Fairfax (Switzerland)”), a limited liability company incorporated under the laws of Switzerland, is a holding company. The principal business address and principal office address of Fairfax (Switzerland) is c/o LacMont AG, Hofstrasse 1a, 6300 Zug, Switzerland.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F and G as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                      Source and Amount of Funds or Other Consideration.

Fairfax and Allied World entered into an Agreement and Plan of Merger, dated as of December 18, 2016 (the “Merger Agreement”), joined by Canada Sub and FFH Switzerland, pursuant to which Fairfax, through FFH Switzerland, offered to acquire all of the outstanding Shares (excluding Shares held by Allied World) pursuant to an offer to exchange made to all Allied World shareholders (the “Offer”). As described in the prospectus forming part of the registration statement on Form F-4 filed by Fairfax on May 3, 2017 (the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) and the tender offer statement on Schedule TO filed by Fairfax on May 8, 2017 with the SEC, as amended, Allied World shareholders were offered (i) $23.00 cash and (ii) 0.057937 of a Fairfax subordinate voting share.

The cash component of the consideration described above was financed in part through the sale of approximately 33% of the equity interests in FFH Switzerland to OMERS, the pension plan for Ontario’s municipal employees, Alberta Investment Management Corporation, CN Canadian Master Trust Fund and Lake Merritt LLC, none of which are affiliates of Fairfax.

The source of funds for the remaining cash consideration described above was Fairfax’s existing cash resources.

Item 4.                                      Purpose of Transaction.

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.  The purpose of the Offer and the Merger (as defined below) was for Fairfax, through FFH Switzerland, to acquire Allied World.

If no actions or proceedings are pending with respect to the exercisability of the voting rights associated with the Shares and no other legal impediment to a squeeze-out merger under Swiss law exists, Fairfax will, indirectly through Fairfax (Switzerland), initiate a squeeze-out merger under Swiss law (the “Merger”) whereby any remaining Allied World shareholders will have their Shares cancelled and, except for Allied World, Fairfax, FFH Switzerland and Fairfax (Switzerland), which will not receive any compensation for any Shares directly or indirectly held by them, receive (i) $23.00 cash and (ii) 0.057937 of a Fairfax subordinate voting share, the same consideration paid to Allied World shareholders who tendered their Shares in the Offer.

On July 6, 2017, in connection with the completion of the Offer, Allied World notified the New York Stock Exchange (the “NYSE”) that the Offer had been completed and that Allied World intended to file a notification of removal from listing on Form 25 with the SEC on July 17, 2017.  Fairfax understands that Allied World intends to file a certification on Form 15 with the SEC requesting the deregistration of the Shares and the suspension of Allied World’s reporting obligations under Sections 13 and 15(d) of the Exchange Act as soon as possible.

The matters described in this Item 4 will, if successfully consummated, result in one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

Item 5.                                      Interest in Securities of the Issuer.

(a)         Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.  The percentages reported herein are calculated based upon 87,595,148 Shares outstanding as reported to Fairfax by Allied World.

(b)         Except as described below, the numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F or G beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

Scott A. Carmilani beneficially owned, directly or indirectly, (i) 1,410,144 Shares, all of which were tendered into the Offer and acquired by Fairfax for $23.00 and 0.057937 of a Fairfax subordinate voting share per Share, and (ii) 134,415 employee stock options, 45,604 restricted stock units and 176,709 performance-based awards, for which an aggregate 356,728 Shares were underlying, all of which became fully vested and were surrendered for the cash equivalent of $23.00 and 0.57937 of a Fairfax subordinate voting share per option (net of exercise price), unit and award, as appropriate, pursuant to the terms of the Merger Agreement.

(d)         No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.  The following summary of the terms of the Merger Agreement is not a complete description thereof and is qualified in its entirety by the full text of the Merger Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, a subsidiary of Fairfax will commence the Offer to purchase all outstanding Shares, followed by a merger of Allied World into a merger subsidiary of Fairfax (being Fairfax (Switzerland)), with Fairfax (Switzerland) as the surviving corporation.  Each Share accepted by Fairfax in the Offer was exchanged for (i) a $5.00 pre-closing cash dividend from Allied World (the “Special Dividend”), paid outside the Offer, but conditional on the completion of the Offer and (ii) the consideration described in Item 3 above.

The obligation of Fairfax to consummate the Offer was subject to customary conditions, set forth in the Merger Agreement including (i) approval by Allied World’s shareholders to amend the articles of association of Allied World to permit a holder of 10% or more of the Shares outstanding with full voting rights, to elect the individuals designated by Fairfax to Allied World’s board of directors upon or after completion of the Offer and to approve the Special Dividend and cancel the previously adopted $0.26 quarterly dividend to be paid in March 2017; (ii) to the extent required by applicable laws and regulations (based on the total number of Fairfax shares to be issued as consideration for the transaction), approval by Fairfax’s shareholders of the issuance of Fairfax shares as consideration for the transaction (which was not required); (iii) a number of Shares having been validly tendered and not properly withdrawn that represents 90% of the Shares outstanding; (iv) receipt of governmental consents and approvals (both domestic and foreign) required to consummate the Offer and the Merger; and (v) other customary conditions set forth in the Agreement. The obligation of each party to consummate the transaction is also conditioned upon the other party’s representations and warranties being true and correct and the other party having performed in all material respects its obligations under the Merger Agreement.  All of these conditions to Fairfax’s obligation to consummate the Offer were satisfied or waived.

Pursuant to the Merger Agreement, Fairfax and Allied World intend that, in accordance with the laws of Switzerland and a merger agreement to be entered into by Fairfax (Switzerland) and Allied World (the “Swiss Merger Agreement”), Fairfax (Switzerland) and Allied World will consummate the Merger contemplated thereby, pursuant to which Allied World will merge with and into Fairfax (Switzerland), with Fairfax (Switzerland) as the surviving entity. At such time, the Shares will be cancelled, except for Shares held by Allied World, Fairfax, or any direct or indirect subsidiary of Allied World or Fairfax, and, in accordance with the Swiss Merger Act, converted into the right to receive (i) $23.00 cash and (ii) 0.057937 of a Fairfax subordinate voting share, and each Share owned by Allied World, Fairfax, or any direct or indirect subsidiary of Allied World or Fairfax will be automatically cancelled without any conversion thereof, in each case, on the terms and subject to the conditions set out in the Swiss Merger Agreement. The Merger will be effective at the time of the registration of the Merger in the Commercial Register of the Canton of Zug.  Fairfax (Switzerland) and Allied World have not yet entered into the Swiss Merger Agreement.

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any third person with respect to the Shares.

Item 7.                                      Material to Be Filed as Exhibits.

The following is filed herewith as an exhibit:

Ex. 1:                                                                Joint filing agreement dated as of July 14, 2017 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Canada Sub, FFH Switzerland and Fairfax (Switzerland)

Ex. 2:                                                                Agreement and Plan of Merger, dated as of December 18, 2016, between Fairfax and Allied World, incorporated by reference to Annex A to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017

Ex. 3                                                                    Prospectus, dated May 3, 2017, incorporated by reference to Amendment No. 2 the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	1109519 Ontario Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	810679 Ontario Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	1102952 B.C. Unlimited Liability Company

	By:	/s/ John Varnell
		Name:	John Varnell
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	Fairfax Financial Holdings (Switzerland) GmbH

	By:	/s/ Ronald Schokking
		Name:	Ronald Schokking
		Title:	Chairman of the Managing Board

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2017	Fairfax (Switzerland) GmbH

	By:	/s/ Ronald Schokking
		Name:	Ronald Schokking
		Title:	Chairman of the Managing Board

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of 1102952 B.C. Unlimited Liability Company

F	Directors and Executive Officers of Fairfax Financial Holdings (Switzerland) GmbH

G	Directors and Executive Officers of Fairfax (Switzerland) GmbH

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

1109519 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President, Secretary and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

810679 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President, Secretary and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Anthony F. Griffiths (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Robert J. Gunn (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited 333 Bloor Street East Toronto, Ontario, M4W 1G9	Canada

Karen L. Jurjevich (Director)	Principal, Branksome Hall and CEO, Branksome Hall Global Branksome Hall 10 Elm Avenue Toronto, Ontario M4W 1N4	Canada

John R. V. Palmer (Director)	Chairman, Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Timothy R. Price (Director)	Chairman of Brookfield Funds, Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canada

Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States

Lauren C. Templeton (Director)	Founder and President, Templeton and Phillips Capital Management LLC 810 Scenic Highway Lookout Mountain, TN, USA 37350	United States

Benjamin Watsa (Director)	Partner and Portfolio Manager, Lissom Investment Management Inc. 77 King Street West, Suite 4545 Toronto, Ontario M5K 1K2	Canada

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Paul Rivett (President)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Ronald Schokking (Vice President and Treasurer)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada and United Kingdom

Vinodh Loganadhan (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF

1102952 B.C. Unlimited Liability Company

The following table sets forth certain information with respect to the directors and executive officers of 1102952 B.C. Unlimited Liability Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

John Varnell (Director)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX FINANCIAL HOLDINGS (SWITZERLAND) GMBH

The following table sets forth certain information with respect to the directors and executive officers of FFH Switzerland.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Ronald Schokking (Chairman of the Managing Board)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada and United Kingdom

Georg Albrecht Langhart (Managing Officer)	Attorney at law, Partner, Blum & Grob Attorneys at law Ltd, Neumühlequai 6, 8021 Zürich, Switzerland	Switzerland

Stefan Peter Wehrenberg (Managing Officer)	Attorney at law, Partner, Blum & Grob Attorneys at law Ltd, Neumühlequai 6, 8021 Zürich, Switzerland	Switzerland

Scott A. Carmilani (Managing Officer)	President, Chief Executive Officer and Chairman of the Board, Allied World Assurance Company Holdings, AG, Gubelstrasse 24, Park Tower, 15th Floor, 6300 Zug, Switzerland	United States

ANNEX G

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX (SWITZERLAND) GMBH

The following table sets forth certain information with respect to the directors and executive officers of Fairfax (Switzerland).

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Ronald Schokking (Chairman of the Managing Board)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada and United Kingdom

Georg Albrecht Langhart (Managing Officer)	Attorney at law, Partner, Blum & Grob Attorneys at law Ltd, Neumühlequai 6, 8021 Zürich, Switzerland	Switzerland

Stefan Peter Wehrenberg (Managing Officer)	Attorney at law, Partner, Blum & Grob Attorneys at law Ltd, Neumühlequai 6, 8021 Zürich, Switzerland	Switzerland

Exhibit Index

Exhibit No.	Description

Ex. 1:

Joint filing agreement dated as of July 14, 2017 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, 1102952 B.C. Unlimited Liability Company, Fairfax Financial Holdings (Switzerland) GmbH and Fairfax (Switzerland) GmbH

Ex. 2:

Agreement and Plan of Merger, dated as of December 18, 2016, between Fairfax and Allied World, incorporated by reference to Annex A to the Prospectus included in the Registration Statement on Form F-4 filed by Fairfax on February 15, 2017

Ex. 3	Prospectus, dated May 3, 2017, incorporated by reference to Amendment No. 2 the Registration Statement on Form F-4 filed by Fairfax on May 3, 2017